82-3759

Mining

INTERSTAR GROUP INC.

SUITE 1240 • 70 YORK STREET • TORONTO • ONTARIO • CANADA • M5J 1S9
Telephone (416) 368-4440 • Telecopier (416) 865-1382
e-mail: interstar@atlantor.com

04035178

PRESS RELEASE

SUPPL

RECEIVED 2004 JUL -2 A OFFICE OF INTERNATIONAL CORPORATE FINANCE

F[illegible]ASE

Subject: **Theralase Unit of InterStar Group Enters Into License Agreement on Cancer Therapy Collaboration**

Toronto; 24 June 2004 -- InterStar Group of Toronto (TSXV:IG.H & NASDAQ OTC:ISMGF) announced that its U.S. unit, Theralase Biotech Inc., has entered into a long term License Agreement covering technology collaboration with the intellectual property affiliate of Virginia Tech of Blacksburg, Virginia. The pact covers the application of proprietary Theralase laser-operated photo-dynamic therapy (PDT) with the Virginia Tech technology which has developed proprietary photo-sensitive mixed-metal complexes employed as the agent to target anomalous or tumourous cancers with PDT.

The proprietary Theralase PDT technology, designated as its "Bio-feedback System," is patented under U.S. Patent No. 6,413,267 issued July 2002, which was followed by its recent European Patent Office acceptance for the 17 nations comprising the European Union. Late last year, Virginia Tech filed a comprehensive patent application which covers the photo-sensitive metallic complexes employed as DNA cleavage agents which concentrate in and target cancerous growths.

The collaborative program will commence with small animal trials as soon as feasible. If successful, larger animal trials are planned at Virginia Tech's highly regarded Department of Biomedical Sciences and Pathobiology in their Regional College of Veterinary Medicine. Longer term human trials, seeking FDA public marketing approval, will necessarily follow proof of successful, and possibly commercial, animal therapy trials.

To reflect InterStar's primary business direction, management intends to propose a change of its corporate name to Theralase Technologies Inc., or as otherwise approved in the required regulatory, corporate and shareholder process.

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Further Information -- Contact:
S. Donald Moore, President
T. 416.368.4440
F. 416.865.1382

PROCESSED
JUL 06 2004
FINANCIAL

7/6

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